Exhibit 4.2.6
Leadership
Incentive
Plan
September 2006

Leadership Incentive Plan (LIP)
CNH Case New Holland (“CNH”, “the Company”) is providing an annual incentive plan that awards in cash and equity, named the Leadership Incentive Plan (“Plan”), to selected individuals of the Company. The awards of the Leadership Incentive Plan described in this document are subject to the terms of the CNH Global N.V. Equity Incentive Plan, (as amended and restated on July 21, 2006).
Plan Highlights:
•	An annual award that shares the company’s success with those in a lead role who help create that success.
•	Participation in this enhanced annual incentive is determined by an individual’s performance and criticality of the individual’s role.

•	Company performance determines the payout opportunity
•	An equity award element added to help attract and retain leadership talent, reward performance that is aligned with company objectives and encourage sustainable company growth.
•	Enhanced payout: target payout enhanced by 1/3rd, paid in cash and stock options (50/50)

•	Stock options vesting in 3 periods: 1/3rd immediately; 1/3rd after one year; last 1/3rd after two years
•	No longer a discretionary element to the reward opportunity; reward is completely linked to company financial objectives.
–	For Brands, Parts & Service, Capital, Ag Manufacturing, Ag Product Development, CE Manufacturing and CE Product Development at the CNH level and at the Function level

–	For Supply Chain Logistics, Strategic Sourcing, Quality and the Global Staffs at just the CNH level for all other functions
•	CNH objectives:
–	Trading Profit before Restructuring: [omitted]

–	Trading Cash Flow: [omitted]
•	No minimum threshold required to trigger overall payout
–	Each objective allows an opportunity for payout
•	CNH Trading Profit before Restructuring above 85% of set target

•	All other metrics above 90% of set target

How the Plan Works:
Timing:
The Leadership Incentive Plan covers the period January 1st to December 31st each year. The award is defined at the grant date, typically at the beginning of the performance period. Payout is after determination that the performance criteria have been met.
Eligibility:
Participation in the Leadership Incentive Plan is upon special invitation.
Invited individuals will be eligible for a payout if their performance remains acceptable during the performance period.
Eligible employees are assigned to award groups based on the organization they directly belong to or directly support.
Award groups will also be based on the Employee Level:
•	Top Managers: As approved by the Corporate Governance and Compensation Committee of the CNH Global NV Board of Directors

•	Executives: Directors who have been identified as executive leaders

•	Directors: Senior and Other Directors
The above groups have specific individual incentive opportunity, as expressed as percentages of eligible compensation.
Eligible Compensation: The participant’s base salary at the end of the performance period (December 31), prorated for time worked during the year if not employed with CNH or a Fiat member entity for the entire performance period, will be the basis of applying the incentive percentage of pay earned under this plan.
Human Resources will make the final determination of assignment of employees into award groups. Participants will be informed individually of their award group.
Employees must be on the payroll at the date of payment and not on notice, except in the case of retirement, approved leave of absence, involuntary termination not due to performance, or death after the plan year ends on December 31 to remain eligible to receive a Leadership Incentive Plan award.

Weighting of Results:
The funding and distribution of the total plan award is linked to company results at the CNH level and the Brand/Business level. All participants share in the CNH results.
Weighting of results for Brands, Capital, Parts & Service, Product Development and Manufacturing:
•	50% linked to CNH results to ensure alignment of goals across the organization and

•	50% specific to their operating unit to recognize their specific unit’s contribution to the success of CNH
For Strategic Sourcing, Supply Chain Logistics, Quality and Global Staffs, the reward is based on 100% of CNH results as these units support each of the operations.
Performance Criteria:
Results of two (2) Key Performance Measures (KPMs) at each level (CNH and Brand/Business) determine the total award. The KPMs are weighted equally with independent thresholds to be exceeded for payout. The KPM’s are Trading Profit before Restructuring and Trading Cash Flow, with the exception of the Capital Business which has Return on Equity instead of Trading Cash Flow.
Each KPM will be measured under International Financial Reporting Standards (IFRS), as applied by CNH, for the Variable Pay Plan. At the end of this plan document, the definitions of the KPM’s are available for your reference.
The CNH financial objectives which every participant shares in are:

CNH Trading Profit Before Restructuring:	[omitted]
CNH Trading Cash Flow:	[omitted]
The payout is a mathematical calculation per the weightings and results of each KPM at each organization level. There is no discretion in the payout. Those in the same award group all receive same % payout, e.g.:
•	all CaseIH Directors globally will have same payout % of salary based on CNH and CaseIH Global results

•	all Capital Executives globally will have same payout % based on CNH and Capital Global results

•	All Global Staff have same payout % for their group (Top Managers, Executives, Directors) based solely on CNH results.

•	Staff directly supporting one specific Brand or Business will have the same payout % as the Brand or Business they support.

•	Regional Staff not directly supporting one specific Brand or Business will be based on CNH results the same as Global Staff.
Payout Matrix
•	There is no minimum threshold required to trigger overall payout. Each KPM pays out independently and each requires a minimum result before paying a fixed award:
o	CNH Trading Profit before Restructuring above 85% of set target

o	All other KPMs above 90% of set target
•	Target awards are set at 100% of target results.

•	Maximum award is 2.5 times target award and is set at 150% of target results.

	% of Target Payout
Results vs.	CNH Trading	All Other
Objective	Profit	objectives
85%	0%	0%
86%	6.7%	0%
90%	33.3%	0%
91%	40.0%	10%
95%	66.7%	50%
100%	100.0%	100%
110%	130.0%	130%
130%	190.0%	190%
150%	250.0%	250%
160%	250.0%	250%
e.g., CNH Trading Profit: 95% result is 2/3rds (two thirds) between Threshold (85%) and Target (100%) result; that pays 2/3rds (two thirds) or 66.7% of target payout for that KPM’s portion of total target payout.
For the other objectives where the Threshold is 90%, a result of 95% of target is half way between Threshold and Target and therefore payouts at 50% of target incentive.

e.g., on all KPM’s: 100% result pays 100% target payout. 110% of target results pay 130% of target award. Maximum award is capped at 150% of target results, paying out 250% of target award.
Where the weighted average results of the KPM’s falls between the Threshold, Target and Maximum levels, linear interpolation will determine the award.
Determination of Total Award:
This plan has enhanced the target payout by 1/3rd since an element of risk is added with the equity award. Once CNH final results are known, the earned payout will be determined. The payout of the bonus will be split 50% Cash and the remaining 50% in Equity.
Equity Award:
The Equity Award will be granted as a Performance Stock Option with vesting over two years. There will be an immediate vesting of 1/3rd upon determination date, another 1/3rd vesting in one year from determination date and the remaining 1/3rd vesting in two years from the determination date. The option expires five years after the determination date.
An award agreement letter specifying the performance stock option grant will be presented to all invited upon the granting of the award, typically in the beginning of the performance period. The number of shares subject to vesting under the option will be determined at the end of the performance period, after performance results are known. The exercise price and the valuation factor will be specified in the award agreement letter and used in converting the local currency value of the equity portion of the award into the number of CNH shares subject to vesting under the option.
Final Benefit Determination:
All benefits granted under Equity Incentive Plan and the Leadership Incentive Plan are subject to the final approval of the CNH Global N.V. Board of Directors’ Corporate Governance and Compensation Committee (“the Committee”) in its sole discretion. The Committee and the Board reserve the right to amend, suspend or terminate any or all provisions of the Equity Incentive Plan and the Leadership Incentive Plan for the future plan years within the sole discretion of the Board or the Committee.
Similarly, CNH Case New Holland retains its sole and absolute discretionary authority to resolve all questions arising in the administration, interpretation and application of Equity Incentive Plan and the Leadership Incentive Plan. This authority includes construing the terms of the plans, including any disputed and doubtful terms and determining the eligibility of an individual to participate in the plans or to receive any benefit from it. The Company’s determination will be conclusive and binding on all persons.

Your participation in the Equity Incentive Plan and the Leadership Incentive Plan does not guarantee your continued employment with the company or your continued participation in the Equity Incentive Plan and Leadership Incentive Plan in future years. This plan document is not a contract of employment.
DEFINITIONS:
Trading Profit before Restructuring:
Profit before restructuring and financial income/(expense) and profit from Other Subsidiaries.
Trading Cash Flow:
Industrial company’s Trading Profit adjusting for:
•	Restructuring charge

•	Depreciation and change in provisions/operating reserves

•	Investments in fixed assets

•	Changes in gross working capital
Return on Equity (ROE):
Profit before taxes and after Minority Interest divided by a 13-point average equity balance.
     Profit Before Tax (PBT):
     Trading Profit after restructuring and after financial income/(expense) and income from Other Subsidiaries but before taxes
Stock options:
A right to buy shares of stock at a predetermined price (the exercise price). When the stock price increases above the purchase price, value is created for the participant.

2006 TARGETS:

		2006 Targets
		Trading	Trading
		Profit	Cash Flow*
Organization Level	Key Performance Measure	$ million
CNH	• CNH Trading Profit	1,025	725
	• CNH Trading Cash Flow

FUNCTIONS

BRANDS:
-CIH AG	• Brand Specific Trading Profit	249.5	364
-NH AG		191.5	344
-Case Construction	• Brand Specific Trading Cash Flow	214	212
-NH Construction		101	153

BUSINESS UNITS:
-Parts	• Parts Trading Profit
	• AG + CE Trading Cash Flow	536	1,073

-Capital	• Capital Trading Profit
	• Return on Equity	290	18.4%*

AG OR CE FUNCTIONS

-AG Manufacturing & AG Product	• AG Trading Profit	441	708
Develop	• AG Trading Cash Flow

-CE Manufacturing & CE Product	• CE Trading Profit	315	365
Develop	• CE Trading Cash Flow

SUPPORTING FUNCTIONS

-Supply Chain Logistics, Strategic Sourcing, Quality	• CNH Trading Profit
		1,025	725
- Global Staffs	• CNH Trading Cash Flow